Exhibit 99.4

Execution Version

GENOMICS INNOVATIONS COMPANY LIMITED (“Company”) and CENTOGENE N.V. (“NV”) dated 27 November 2023
TECHNOLOGY TRANSFER AND INTELLECTUAL PROPERTY LICENSE AGREEMENT

TECHNOLOGY TRANSFER AND INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS TECHNOLOGY TRANSFER AND INTELLECTUAL PROPERTY LICENSE AGREEMENT (this “IP Agreement”) is dated 27 November 2023 (the “Effective Date”) and is entered into by and between:

(1)	GENOMICS INNOVATIONS COMPANY LIMITED, a company organized under the laws of the Kingdom of Saudi Arabia with a registered office at Building No. 3936, 6651 Al Nakheel District, 12382 Riyadh, Kingdom of Saudi Arabia (“Company”); and

(2)	CENTOGENE N.V., a company organized under the laws of the Netherlands with a registered office at Am Strande 7, 18055 Rostock, Germany (“NV”).

Company and NV shall be referred to herein either individually as a “Party” or together as the “Parties”.

WHEREAS:

(A)	NV and its Affiliates (as defined below) have developed and maintain certain laboratories and a biodatabank relating to patient samples collected in the ordinary course of its diagnostics business at a site located in Rostock, Germany (“NV Facility”);

(B)	Company and NV have entered into a Joint Venture Agreement dated 26 June 2023 (“Joint Venture Agreement”) for the establishment of Company and the operation of the KSA Facility in the Kingdom;

(C)	Company and NV have entered into a Laboratory Services Agreement dated 27 November 2023 (“Laboratory Services Agreement”) whereby NV or its Affiliates shall act as the exclusive provider of certain laboratory and diagnostic services to Company;

(D)	Company and NV have entered into a Consultancy Agreement dated 27 November 2023 (“Consultancy Agreement”) for the provision by NV and its Affiliates of certain consultancy services related to the construction and operation of the KSA Facility;

(E)	The Parties wish to enter into this IP Agreement to address the Parties’ respective rights with respect to certain Intellectual Property Rights that will be used in connection with the activities contemplated by the Consultancy Agreement and Laboratory Services Agreement; and

(F)	Company wishes to obtain from NV, and NV wishes to grant to Company, an exclusive license in the KSA to certain NV IPR (as defined below) for Company’s operation of the Business (as defined below) and establishment of the KSA Facility, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

1.	DEFINITIONS; INTERPRETATION

Capitalized terms used in this IP Agreement shall have the meanings given in Part 1 (Definitions) of Schedule 1 (Defined Terms and Interpretation). This IP Agreement shall be interpreted in accordance with Part 2 (Interpretation) of Schedule 1 (Defined Terms and Interpretation).

2.	LICENSE GRANTs and associated rights and restrictions

2.1	NV License Grants

2.1.1	Subject to the terms and conditions of this IP Agreement, NV hereby grants (and shall cause its Affiliates to grant) to Company:

(a)	an exclusive, perpetual (in accordance with the terms set forth in clause 9.3.2), non-sublicensable (other than as set forth in clause 2.3), non-transferable (other than as set forth in clause 15), royalty-bearing license to use the NV Technology, NV Know-How, NV Patents, in KSA, and solely for the purposes of:

(i)	receiving the full benefit of services provided by NV under any Project Documents;

(ii)	operating the KSA Facility and the Business (including in connection with any and all services and/or products marketed, promoted or provided by Company to its customers);

(iii)	performing diagnostic testing services by Company in KSA by accessing and utilizing the NV Technology; and

(iv)	accessing, viewing and Manipulating the NV Data and creating Company Derived Data,

collectively (i)-(iv) (the “Purpose”);

(b)	an exclusive, perpetual (in accordance with the terms set forth in clause 9.3.2), irrevocable (other than as set forth in clause 9.3), non-sublicensable (other than as set forth in clause 2.3), non-transferable (other than as set forth in clause 15) license to use the NV Variant List as of the date that the KSA Facility is operational and updated thereafter during the Term solely in KSA and solely for the Purpose;

(c)	an exclusive, perpetual (in accordance with the terms set forth in clause 9.3.2), irrevocable (other than as set forth in clause 9.3), non-sublicensable (other than as set forth in clause 2.3), non-transferable (other than as set forth in clause 15) license to use the NV KSA Data solely in KSA and solely for the Purpose;

(d)	an exclusive, perpetual, irrevocable, royalty-free, fully paid-up, fully sublicensable (through multiple tiers of sublicenses), fully transferable, license to use the New NV IPR, solely in KSA and solely for the Purpose; and

(e)	an exclusive, limited, royalty-free, non-transferable, non-sublicensable (except as set forth in clause 2.3) and license to use the NV Trademarks solely in KSA and solely in connection with the Business for use on Business Materials and Promotional Materials for the duration of the Initial Term (unless earlier terminated in accordance with clause 9.2).

2.1.2	The license grants from NV in clause 2.1.1 shall be exclusive to Company in KSA and NV shall not grant to any Third Party a right to use the NV IPR in KSA. The Parties hereby acknowledge and agree that clause 10 (Restrictive Covenants) of the Joint Venture Agreement shall apply to this IP Agreement mutatis mutandis. In the event that Company is successful in securing any Material Opportunity, the Parties shall discuss in good faith, for up to forty (40) Business Days, the terms of an agreement pursuant to which Company would obtain an exclusive license to use NV IPR in the Other GCC Member State that is the subject of such Material Opportunity in compliance with the terms set forth in the Joint Venture Agreement.

2.1.3	For the avoidance of doubt, Company’s license to the NV Data under clauses 2.1.1(b) and 2.1.1(c) shall at all times be subject to any restrictions provided by Applicable Law, including, but not limited to, the informed consent form of each applicable data subject pursuant to Applicable Data Protection Laws. Company shall not be in breach of the license grant in clause 2.1.1(e) where it uses such NV Trademarks on any websites or digital materials outside of KSA so long as such use complies with Company’s obligations under clause 10 (Restrictive Covenants) of the Joint Venture Agreement.

2.2	Company License Grant

2.2.1	Subject to the terms and conditions of this IP Agreement, Company hereby grants (and shall cause its Affiliates to grant) to NV and its Affiliates a non-exclusive, royalty-free, fully paid-up, non-sublicensable (other than as set forth in clause 2.3) and non-transferable (other than as set forth in clause 15) license to use the Company IPR (other than Company Data) in Germany and KSA, solely for the purposes of performing its obligations under the Laboratory Services Agreement and Consultancy Agreement, for the duration of the Term (unless earlier terminated in accordance with clause 9.2).

2.2.2	Company has collected, or will collect, Company Data and shall make such Company Data available to NV in order for NV to fulfil its obligations under the Laboratory Services Agreement. Subject to the terms and conditions of this IP Agreement, Company hereby grants (and shall cause its Affiliates to grant) to NV and its Affiliates a non-exclusive, royalty-free, fully paid-up, non-sublicensable (other than as set forth in clause 2.3), non-transferable (other than as set forth in clause 15) license to use the Company Data in Germany and KSA, for the duration of the Term (unless earlier terminated in accordance with clause 9.2) for the purposes of:

(a)	providing the Testing Services (as defined in the Laboratory Services Agreement) to Company under the Laboratory Services Agreement;

(b)	conducting internal research and development at the NV Facility; and

(c)	accessing, viewing and analyzing the Company Data and creating NV Derived Data

2.2.3	For the avoidance of doubt, NV’s license to the Company Data under clause 2.2.2 shall at all times be subject to any restrictions provided by Applicable Law including, but not limited to, the informed consent form of each applicable data subject pursuant to Applicable Data Protection Laws.

2.3	Sublicenses

2.3.1	The Licensed Party may not sublicense any licenses granted to it under clauses 2.1.1(a), 2.1.1(b), 2.1.1(c), 2.1.1(e), 2.2.1 or 2.2.2, as applicable, to any Third Party without the prior written consent of the Licensing Party; provided that, Company may sublicense the NV IPR to Third Party service providers engaged pursuant to the terms of the Consultancy Agreement or Laboratory Services Agreement without prior written consent, solely to allow such service providers to provide the services permitted under such agreement to Company.

2.3.2	In the event that the Licensing Party consents to the Licensed Party granting any such sublicense, the sublicense agreement shall be consistent with, and expressly made subject to, the terms and conditions of this IP Agreement. The Licensed Party shall be liable for any acts or omissions of its subcontractor or failure of any of its sublicensees to comply with this IP Agreement and the grant of any such sublicense shall not relieve such Licensed Party of its obligations under this IP Agreement. Except for any sublicenses granted by Company under clause 2.1.1(d), upon the expiration or earlier termination of this IP Agreement, any such sublicense agreements shall automatically terminate (and each sublicense agreement shall include terms notifying the sublicensee of and automatically effecting such termination). Any sublicense granted or attempted to be granted in contravention of the terms and conditions of this clause 2.3 shall be null and void.

2.4	Third Party IPR

NV shall not incorporate into any NV deliverable under the Consultancy Agreement or Laboratory Services Agreement or otherwise provide Company with, any Intellectual Property Rights owned by a Third Party (the “Third Party IPR”) necessary for Company to receive the benefit of any Project Documents without first:

2.4.1	obtaining Company’s prior written consent; and

2.4.2	informing Company of the details and required uses for such Third Party IPR.

In the event Company requires a license to continue to use such Third Party IPR, NV shall use commercially reasonable efforts to assist Company in obtaining a license to such Third Party IPR, at Company’s sole cost and expense (including the payments of any royalties, fees or other amounts under such license).

2.5	Rights Disclaimer

Except as otherwise expressly set forth in this IP Agreement, none of the Parties or their Affiliates shall acquire under this IP Agreement any license or other right, title or interest, by implication, estoppel or otherwise, under any Intellectual Property Rights of the other Party or such other Party’s Affiliates.

3.	TECHNOLOGY TRANSFER AND USE OF DATA

3.1	NV shall provide Company with copies of the NV Technology, NV Data and NV Know-How in accordance with the timelines set forth on Schedule 2 (Scope of Services) of the Consultancy Agreement (and any other Project Documents) unless otherwise mutually agreed by the Parties in writing.

3.2	For the avoidance of doubt, any transfer of NV Data to Company or Company Data to NV under any Project Documents shall only be performed to the extent permissible under all Applicable Laws and any applicable consents from data subjects pursuant to Applicable Data Protection Laws including, but not limited to, the Data Sharing Agreement in the Laboratory Services Agreement.

3.3	Company shall accept such transfer of the copies of NV Technology, NV Data and NV Know-How as soon as practicable, including by designating representatives to serve as recipients of such NV Technology and NV Know-How.

3.4	During the Term, NV shall notify Company of any new, or Improvements to, NV Technology or NV Know-How (including any New NV IPR), or any NV Technology or NV Know-How not previously transferred to Company, which, in each case, are necessary to provide the services under the Project Documents and, at Company’s written request, NV shall either promptly transfer copies of such NV Technology or NV Know-How to Company and/or update Schedule 2 (Scope of Services) of the Consultancy Agreement or the relevant Project Documents to reflect the reasonable timeline for such transfer, which shall be mutually agreed by the Parties in writing.

3.5	NV shall provide reasonable training and assistance to Company in relation to the technology transfer as set forth in the Laboratory Services Agreement and Consultancy Agreement or, if not set forth therein, only as mutually agreed to by the Parties in writing.

4.	INTELLECTUAL PROPERTY OWNERSHIP, PROTECTION AND ENFORCEMENT

4.1	Intellectual Property Ownership

4.1.1	Company Background IPR and NV Background IPR

As between the Parties, and subject to the licenses granted under this IP Agreement, NV solely and exclusively owns, and shall continue to solely and exclusively own, the entire right, title, and interest in and to any and all NV Background IPR, and Company shall solely and exclusively own the entire right, title, and interest in and to any and all Company Background IPR.

4.1.2	New IPR

Subject to the license grants and other rights herein, as between the Parties:

(a)	NV shall solely and exclusively own and retain all right, title and interest in and to any and all New IPR that is conceived, discovered, developed, reduced to practice or otherwise made solely by or on behalf of NV (or its Affiliates or its or their sublicensees or personnel) under any of the Project Documents, including any NV Derived Data (the “New NV IPR”);

(b)	Company shall solely and exclusively own and retain all right, title and interest in and to any and all New IPR that is conceived, discovered, developed, reduced to practice or otherwise made solely by or on behalf of Company (or its Affiliates or its or their sublicensees or personnel and any NV secondees during the course of their secondment from NV at the KSA Facility (the “NV Secondees”)) under any of the Project Documents, including any Company Derived Data and Company Data (“New Company IPR”);

(c)	After Company and NV have notified each other in relation to the selection of any NV Secondees as a condition precedent to the start of any secondment under the Consultancy Agreement, the relevant NV Secondee shall execute, and NV shall use commercially reasonable efforts to secure such execution of, an Acknowledgment and Undertaking materially in the form of Schedule 5 (Acknowledgement and Undertaking). In the event of any conflict between the provisions of this IP Agreement and the provisions of any Acknowledgment and Undertaking, the provisions of the Acknowledgment and Undertaking shall prevail; and

(d)	While the Parties do not anticipate the creation of New IPR that is jointly created under the Project Documents, the Parties shall jointly own all right, title and interest in and to any and all New IPR that is conceived, discovered, developed, reduced to practice or otherwise made jointly by or on behalf of both Parties (or its Affiliates or its or their permitted sublicensees or personnel) under the Project Documents during the Term; that does not constitute New NV IPR or New Company IPR and is not related to any further commercial or non-operational activities of the KSA Facility (“Joint IPR”). Each Party shall have an equal and undivided joint ownership interest in and to the Joint IPR. Each Party will exercise its ownership rights in and to such Joint IPR, including the right to license and sublicense or otherwise to exploit, transfer or Encumber its ownership interest, without an accounting or obligation to, or consent required from, the other Party.

4.2	Assignment

4.2.1	NV, on behalf of itself and its Affiliates, and together with their respective officers, directors, employees, contractors, advisors and agents, hereby assigns to Company, any and all rights that it or they may have or acquire with respect to all Company IPR and take any such action as is reasonably required by Company to effect such assignment.

4.2.2	Company, on behalf of itself and its Affiliates, and together with their respective officers, directors, employees, contractors, advisors and agents, hereby assigns to NV, any and all rights that it or they may have or acquire with respect to all NV IPR and take any such action as is reasonably required by NV to effect such assignment. For the avoidance of doubt, Company shall own all Intellectual Property Rights created or developed solely by an NV Secondee during the course of such NV Secondee’s secondment under the Consultancy Agreement.

4.2.3	NV hereby assigns to Company all Intellectual Property Rights created or developed solely by the NV Secondees in the course of their secondment and all materials embodying such rights to the fullest extent permitted by Applicable Law, and will at Company’s reasonable request and at Company’s sole cost and expense provide those materials and execute all further documentation necessary to effect and confirm Company’s ownership of those rights.

4.2.4	NV shall use commercially reasonable efforts to cause the NV Secondees to assign to NV in writing all Intellectual Property Rights that will be created by NV Secondees during the course of their secondment under the Consultancy Agreement to the fullest extent permissible by Applicable Law by executing the Acknowledgement and Undertaking set forth in Schedule 5 (Acknowledgement and Undertaking) and NV shall provide to Company promptly such document.

4.2.5	Each Party, for itself and on behalf of its Affiliates, and together with their respective officers, directors, employees, contractors, advisors and agents, hereby assigns to the other Party an equal and undivided joint ownership interest in and to all Joint IPR to be held in accordance with clause 4.1.2(d).

4.3	Protection, Maintenance and Enforcement

4.3.1	NV shall not assign or grant any rights under any NV Technology in a manner inconsistent with the licenses granted in this IP Agreement.

4.3.2	NV shall determine in its sole discretion how to, and shall have the sole right (but not the obligation) to, protect, register, maintain, enforce and defend the NV IPR.

4.3.3	Company shall determine in its sole discretion how to, and shall have the sole right (but not the obligation) to, protect, register, maintain, enforce and defend the Company IPR.

4.3.4	The Parties shall jointly determine how to protect, register, maintain, enforce and defend the Joint IPR. The Parties will work together in good faith to develop an agreement regarding the protection, maintenance, enforcement and prosecution of any Joint IPR and will take any and all other reasonable and necessary actions related to the protection, maintenance, enforcement and prosecution of the Joint IPR. However, in the event that NV and Company are unable to agree on such prosecution strategy within six (6) months of such Joint IPR being developed, Company shall have the final decision-making authority with respect to the prosecution strategy and NV waives any claims that it may have against Company or otherwise with respect to Company’s decision(s) or the result(s) thereof.

4.4	Notice of Infringement

The Licensed Party shall give the Licensing Party prompt written notice of:

4.4.1	any actual or suspected infringement, misappropriation or other violation of the Intellectual Property Rights licensed to the Licensed Party under clause 2.1 or 2.2; or

4.4.2	any assertion by a Third Party that the use of any Intellectual Property Rights licensed to the Licensed Party under clause 2.1 or 2.2 infringes, misappropriates or otherwise violates such Third Party’s Intellectual Property Rights, together with a summary of any relevant evidence or additional information relating to the alleged infringement, misappropriation or other violation. In the event either Party brings a suit or takes any other action in accordance with clause 4.3 , the other Party shall cooperate fully, including, if required to bring and maintain such action, being named as a party to such action.

5.	Payments

5.1	In consideration for NV’s grant of the rights and licenses to Company hereunder, Company shall pay a one-time, non-refundable and non-creditable payment of forty million Saudi Arabian Riyals (SAR 40,000,000.00) to NV upon the Effective Date.

5.2	During the Royalty Term, in consideration for NV’s grant of the rights and licenses to Company hereunder, Company shall make non-refundable, non-creditable royalty payments to NV in an amount equal to two and a half percent (2.5%) of Company’s Net Revenue (the “Royalty Fee”).

5.3	Royalty Term

The Royalty Fee shall be payable for a period commencing as of the sixth (6th) anniversary of the date of incorporation of Company and expiring on the tenth (10th) anniversary of the Effective Date (“Royalty Term”) (it being understood that, notwithstanding anything in this IP Agreement to the contrary, Company’s obligation to pay the Royalty Fee pursuant to this clause 5.3 shall survive the expiration or earlier termination of this IP Agreement). Upon the expiration of the Royalty Term, the license grants to Company under clause 2.1 will become fully-paid and royalty-free with respect to KSA during the Term.

5.4	Payment Terms

5.4.1	Within thirty (30) Business Days after the end of each Calendar Quarter, commencing with the sixth anniversary of the date of incorporation of Company, Company shall:

(a)	provide NV with a report that states Company’s Net Revenue for such Calendar Quarter; and

(b)	remit payment to NV of the applicable royalty payment shown to be due in such report.

5.4.2	All payments from Company to NV under this IP Agreement shall be payable in Saudi Arabian Riyals (SAR), which shall be paid by wire transfer in immediately available funds into such bank account nominated by NV to Company in writing prior to the relevant payment within sixty (60) Business Days of the end of the Calendar Quarter. Company shall be liable for all bank charges relating to such wire transfers.

5.4.3	If any undisputed payment due to NV under this IP Agreement is not paid by the applicable due date, NV may charge Company interest on any outstanding amount of such payment, accruing as of the original due date, at an annual rate equal to the prime rate (as reported in The Wall Street Journal (U.S. edition)) plus one percentage point (1%) or the maximum rate allowable by Applicable Law, whichever is less.

5.5	Records and Audit

5.5.1	Company shall maintain complete and accurate records in sufficient detail to permit NV to confirm the accuracy of any and all royalty payments payable by Company hereunder.

5.5.2	For a period of three (3) years from the end of the calendar year to which such records pertain, such records shall be open for examination upon NV’s provision of at least thirty (30) days’ prior notice, such examination to be conducted during regular business hours, and not more often than once each calendar year, by a nationally recognized independent certified public accountant selected by Company and reasonably acceptable to NV, for the sole purpose of verifying for NV the accuracy of the royalty reports provided by Company under this IP Agreement.

5.5.3	Such independent certified public accountant shall be bound by confidentiality and non-use obligations to reasonable satisfaction of Company that limit disclosure to whether an underpayment or overpayment has occurred, and, if so, the value of such underpayment or overpayment. Company and NV will be entitled to receive a full written report of such independent certified public accountant with respect to its findings and NV will provide, without condition or qualification, Company with a copy of the report, or other summary of findings, prepared by such independent certified public accountant promptly following NV’s receipt of same.

5.5.4	NV shall bear the cost of such audit unless such audit reveals an underpayment by Company of more than five percent (5%) of the amount actually due for the time period being audited, in which case Company shall reimburse NV for the costs of such audit. Company shall pay to NV any underpayment discovered by such audit within thirty (30) days after the independent certified public accountant’s report, plus interest (as set forth in clause 5.4.3) from the original due date. If the audit reveals an overpayment by Company, then Company may take a credit for such overpayment or offset against any future payments due to NV (it being understood that if there will be no future payment due, then NV shall refund such amount to Company within thirty (30) days after the date of the audit). For the avoidance of doubt, any set-off shall not impact the obligations of a Party under clause 6.

6.	TAXES

6.1	Without prejudice to the generality of clause 6.2 below, the amounts payable in accordance with this IP Agreement shall be exclusive of any additional Taxes, levies or fees that may apply. Any such Taxes, levies or fees shall be payable in addition to, and at the same time and in the same manner as, the payments against provision by NV to Company of an invoice for the same provided, that Company shall only be responsible for withholding taxes if NV does not have a permanent establishment in KSA. Any additional Taxes shall not include any taxes, levies or fees applicable to NV for a taxable presence in KSA relating to a permanent establishment for corporation income tax. Any Taxes relating to the permanent establishment of NV shall be solely borne by NV and not Company.

6.2	All amounts, monetary or otherwise, expressed under this IP Agreement which (in whole or in part) constitute the consideration for any supply for VAT purposes by NV are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly if VAT is or becomes chargeable on any supply made by NV to any Party under this IP Agreement and NV is required to account to the relevant tax authority for VAT on that supply, Company must pay to NV (in addition to and at the same time as paying any other consideration, or at the point the VAT becomes due to be paid or accounted for by NV if earlier) an amount equal to the amount of that VAT (and NV must promptly provide an appropriate VAT invoice to Company where so required to by Applicable Law). In this clause 6.2, references to “NV” shall include reference to a relevant Affiliate of NV.

6.3	In relation to any supply made by NV (or a relevant Affiliate) to Company under this IP Agreement, if reasonably requested by Company, NV must promptly provide Company with details of NV’s (or the relevant Affiliate’s) VAT registration and such other information as is reasonably requested in connection with Company’s VAT reporting requirements in relation to such supply.

6.4	The following provisions shall apply should any payment from Company to NV be subject by Applicable Law to any deduction or withholding on account of Tax:

6.4.1	The Tax Deduction will be made in the minimum amount permitted by Applicable Law and Company shall account to the relevant tax authority for the same, in full and within all applicable time limits; provided that any late payment fees or penalties associated with Company’s failure to comply with this clause 6.4.1 shall be borne solely by Company.

6.4.2	Company shall provide evidence, reasonably satisfactory to NV, of the Tax Deduction and any relevant payment to a tax authority on written request from NV to Company.

6.4.3	NV shall (or shall procure that a relevant Affiliate shall), on written request from Company, provide a declaration of Tax residence on the prescribed forms and obtain certification by the relevant taxation authority in order to confirm the applicability and availability of any reduced rate of withholding on account of Tax, pursuant to the provisions of any relevant double taxation treaties or otherwise.

6.4.4	If a Tax Deduction is required by Applicable Law to be made by Company in relation to any payment under this IP Agreement, the amount of the payment due from Company shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been received if no Tax Deduction had been required.

6.4.5	If Company has been obliged to make an increased payment under clause 6.4.4 in respect of a Tax Deduction and NV determines that:

(a)	a Tax Credit is attributable to that payment, or to the relevant Tax Deduction; and

(b)	that NV (or a relevant Affiliate) has obtained and utilized that Tax Credit,

then NV shall pay to Company an amount (or procure the payment by the relevant Affiliate of an amount to Company) which NV determines will leave it (or the relevant Affiliate), after that payment, in the same after-Tax position as it would have been had no increased payment under clause 6.4.4 been required to be made by Company.

6.4.6	Company shall report and pay VAT directly to the relevant KSA tax authority to the extent that the amounts charged by NV to Company under this IP Agreement are subject to VAT under the Applicable Laws of KSA. Notwithstanding any other provision of this clause 6 or this IP Agreement, in relation to any Taxes that NV may incur related to the registration of NV as a permanent establishment in KSA, NV shall notify Company of such Taxes, comply with any requirements under Applicable Law and follow all necessary compliance and registration requirements. NV shall bear any associated costs including any Taxes, fines or penalties from a Governmental Authority, or Regulatory Authority.

7.	Confidential information

7.1	Each Party (the “Recipient”) acknowledges that it may receive Confidential Information that has been created, discovered or developed by the other Party (the “Provider”).

7.2	The Recipient undertakes to the Provider to:

7.2.1	hold all Confidential Information which it obtains in relation to this IP Agreement in strict confidence and will take all necessary measures to preserve the confidentiality of the Confidential Information;

7.2.2	not disclose, or authorize the disclosure of, Confidential Information to any Third Party other than pursuant to clauses 7.3 or 7.5;

7.2.3	not use, or authorize anyone to use, Confidential Information for any purpose other than the performance of its obligations pursuant to this IP Agreement, or the exercise of its rights or receipt of any benefits under this IP Agreement; and

7.2.4	promptly notify the Provider of any suspected or actual unauthorized use or disclosure of Confidential Information for which the Recipient is responsible and of which the Recipient becomes aware and promptly take all commercially reasonable efforts that Recipient may require in order to prevent, stop or remedy the unauthorized use or disclosure.

7.3	The Recipient may disclose Confidential Information to its Affiliates and its and their respective officers, directors, employees, contractors, advisors and auditors, but only to the extent, and provided, that such persons:

7.3.1	need to know the Confidential Information disclosed to them;

7.3.2	have been informed of the confidential nature of the Confidential Information and the purpose for which it may be lawfully used; and

7.3.3	comply with the terms of this clause 7 of this IP Agreement in respect of the Confidential Information disclosed to them.

7.4	Clause 7.1 shall not apply to Confidential Information to the extent that:

7.4.1	such Confidential Information has been placed in the public domain other than through the fault of the Recipient;

7.4.2	such Confidential Information was at the time of receipt, publicly available;

7.4.3	such Confidential Information has been independently developed without reference to the Confidential Information, as established by independent evidence; or

7.4.4	the Provider has approved in writing the particular use or disclosure of the Confidential Information.

7.5	The Recipient also may disclose Confidential Information if, and solely to the extent that, it is required to do so by any Governmental Authority or Regulator or otherwise as required by Applicable Law. Where Recipient is required to disclose Confidential Information relating to itself in accordance with this clause 7.5, it shall:

7.5.1	to the extent that it is able to do so and is not prohibited by Applicable Law, notify the Provider in writing as soon as practicable upon becoming aware of the obligation to disclose, prior to such disclosure; and

7.5.2	to the extent it is able to do so, cooperate with the Provider in avoiding or limiting the disclosure to that portion of the Confidential Information which it is legally required to furnish and obtaining assurances as to confidentiality from the body to whom the Confidential Information is to be disclosed.

7.6	Subject to the express provision of this clause 7, each Party shall maintain and shall procure that its Affiliates and contractors maintain the confidentiality of the existence, terms of the negotiations between the Parties and of this IP Agreement, and of the services provided pursuant to this IP Agreement and any other Project Document. Each Party shall not, and shall procure that each of its Affiliates and contractors and subcontractors shall not, issue any press release or other public statement relating to the existence or content of this IP Agreement or any other Project Document without the prior written approval of the other Party.

7.7	Subject to requirements under Applicable Law, the obligations with respect to Confidential Information shall survive the termination or expiry of this IP Agreement.

8.	REPRESENTATIONS, WARRANTIES, INDEMNITIES AND LIMITATION OF LIABILITY

8.1	Mutual Representations and Warranties

Each of Company and NV represent and warrant that:

8.1.1	it has the full power and authority to enter into this IP Agreement and to carry out its obligations hereunder;

8.1.2	it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the Applicable Laws of its jurisdiction of incorporation or organization;

8.1.3	it shall comply in all material aspects with all Applicable Laws in the course of performing its obligations and exercising its rights under this IP Agreement;

8.1.4	the execution of this IP Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary action of the Party; and

8.1.5	when executed and delivered by such Party, this IP Agreement shall constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

8.2	Additional Representations, Warranties and Undertakings of NV

NV represents, warrants, and undertakes (as applicable) to Company that, as of the Effective Date:

8.2.1	NV and its Affiliates solely own the entire right, title and interest in and to the NV Technology, NV Patents, NV Know-How and NV Trademarks or NV Data to the extent such data is owned by NV;

8.2.2	other than as disclosed on Schedule 3 (Permitted Encumbrances), NV and its Affiliates have not previously assigned, transferred, conveyed or otherwise Encumbered its right, title and interest in such NV IPR in a manner that would prevent NV from granting Company the rights granted under this IP Agreement;

8.2.3	NV and its Affiliates have not granted and will not grant any license or right in the NV IPR that is inconsistent with the licenses and rights granted to Company and its Affiliates under this IP Agreement in any material respect;

8.2.4	NV is not a party to any agreement that would materially prevent it from granting the rights granted to Company under this IP Agreement or performing its obligations under this IP Agreement;

8.2.5	NV and its Affiliates have not received any written notice from any Third Party asserting or alleging that any NV IPR or the exploitation thereof infringes or misappropriates the Intellectual Property Rights of such Third Party, and to NV’s actual knowledge, without any duty of inquiry, the permitted use of the NV IPR pursuant to this IP Agreement has not infringed or misappropriated and will not infringe or misappropriate the Intellectual Property Rights of any Third Party;

8.2.6	Other than as disclosed on Schedule 4 (NV IPR Claims), as of the Effective Date, there are no pending, and NV and its Affiliates have not received written notice threatening, adverse actions, suits, proceedings, or claims against NV or its Affiliates involving any NV IPR;

8.2.7	to NV’s knowledge, no Third Party has or is engaged in any unauthorized use, infringement or misappropriation of any NV IPR;

8.2.8	to NV’s knowledge, all NV Patents are subsisting and in good standing; being diligently prosecuted in applicable patent offices in accordance with Applicable Law; have been filed and maintained properly and correctly and all issued NV Patents are valid and enforceable;

8.2.9	all material regulatory filings, regulatory approvals and other material correspondence with Regulatory Authorities in the KSA relating to any NV IPR is accurate, complete and true in all material respects;

8.2.10	NV and its Affiliates have conducted all research and development of NV Technology in accordance with all Applicable Laws; and

8.2.11	all regulatory filings or regulatory approvals filed by NV or its Affiliates with respect to NV Technology have been true and accurate in all material respects;

8.3	Indemnification

8.3.1	NV shall defend, indemnify and hold harmless Company and its respective employees, personnel, consultants, agents, contractors and subcontractors (each a “Company Indemnitee”) during the Term and, solely to the extent arising within the applicable statute of limitations period allowed under Applicable Law, thereafter, in respect of any Indemnified Losses to the extent the same are assessed against, or incurred by, a Company Indemnitee in respect of, the following:

(a)	NV’s gross negligence, fraud or Willful Misconduct;

(b)	any allegation that Company’s use of NV IPR in accordance with the terms and conditions of this IP Agreement infringe any Third Party IPR; provided that in no event shall NV be obligated to indemnify any Company Indemnitee for any Indemnified Losses to the extent relating to any alteration or modification of the NV IPR by or on behalf of any Company Indemnitee or any combination of any NV IPR with any other products, technology or other Intellectual Property Rights; provided further that NV has not provided written instructions to Company to make such alterations or modifications;

(c)	use of any Company Data in violation of the terms of this IP Agreement or Applicable Law;

(d)	material breach of this IP Agreement; or

(e)	the violation of Applicable Law.

8.3.2	Company shall defend, indemnify and hold harmless NV and its respective employees, personnel, consultants, agents, contractors and subcontractors (each a “NV Indemnitee”) during the Term and, solely to the extent arising within the applicable statute of limitations period allowed under Applicable Law, thereafter, in respect of any Indemnified Losses to the extent the same are assessed against, or incurred by, a NV Indemnitee in respect of the following:

(a)	Company’s gross negligence, fraud or Willful Misconduct;

(b)	any allegation that NV’s use of Company IPR in accordance with the terms and conditions of this IP Agreement infringe any Third Party Intellectual Property Rights; provided that in no event shall Company be obligated to indemnify any NV Indemnitee for any Indemnified Losses to the extent relating to any alteration or modification of the Company IPR by or on behalf of any NV Indemnitee or any combination of any Company IPR with any other products, technology or other

(c)	Intellectual Property Rights; provided further that Company has not provided written instructions to NV to make such alterations or modifications;

(d)	use of any NV Data in violation of the terms of this IP Agreement or Applicable Law;

(e)	material breach of this IP Agreement; or

(f)	the violation of Applicable Law.

8.3.3	For the purpose of interpreting clause 8.3, reference to an act or omission of a Party shall also include relevant acts or omissions of the applicable Party’s personnel, Affiliates, subcontractors and their relevant personnel.

8.3.4	The provisions of clause 13.5 of the Laboratory Services Agreement shall govern the procedure for indemnification claims under this IP Agreement.

8.3.5	This clause 8.3 shall remain in full force and effect notwithstanding any termination or expiry of this IP Agreement.

8.3.6	Notwithstanding anything to the contrary, in no event shall Company be entitled to recover from NV under both this IP Agreement and any other Project Document for the same Losses.

8.4	Limitation on Liability

8.4.1	In no event shall either Party have any liability under this IP Agreement for any Losses, whether based on an action or claim in contract, tort (including negligence), breach of statutory duty or otherwise that exceed in the aggregate ten million Euros (€10,000,000.00).

8.4.2	Subject to clause 8.4.3, in no event shall either Party have any liability under this IP Agreement for:

(a)	any punitive, exemplary, incidental, special, indirect or consequential loss or damages; or

(b)	any direct or indirect:

(i)	loss of profits, contract, income, or revenue;

(ii)	cost of cover;

(iii)	business interruption or downtime;

(iv)	loss of the use of money or failure to realize anticipated savings; or

(v)	loss of opportunity, goodwill or reputation.

8.4.3	Nothing in this IP Agreement shall exclude or limit the liability of any Party for:

(a)	fraud (including fraudulent misrepresentation);

(b)	death or personal injury caused by a Party’s gross negligence;

(c)	a Party’s Willful Misconduct or gross negligence;

(d)	a breach of clause 7;

(e)	the indemnity in clause 8.3 (other than any Losses arising out of any breach by either Party of the representations and warranties contained in clauses (i) 8.1 and 8.2; or (ii) 8.3.1(b) or 8.3.2(b), in each case, which Losses shall be subject to the limitation of liability set forth in clause 8.4); or

(f)	any other liability which cannot be excluded or limited by Applicable Law.

8.4.4	Each Party acknowledges its general duty to reasonably mitigate any Losses incurred in relation to this IP Agreement and, in any case, each Party shall reasonably mitigate any Losses incurred by it in relation to this IP Agreement.

8.4.5	Except as expressly stated in clause 8.1 and 8.2, no Party has made and nor makes any promises, covenants, guarantees, representations or warranties of any nature, directly or indirectly, express, statutory or implied, including without limitation, merchantability or fitness for a particular purpose, suitability, durability, condition, quality or any other characteristic of any Technology, Intellectual Property Rights or data licensed pursuant to this IP Agreement.

9.	TERM AND TERMINATION

9.1	Term

This IP Agreement shall be in full force and effect beginning on the Effective Date and continue for a period of ten (10) years unless terminated in the manner set forth in clause 9.2 below (such period, the “Initial Term”). The Initial Term shall automatically renew for successive one-year terms (each a “Renewal Term”) unless or until either Party notifies the other Party in writing of its intention not to renew no less than ninety (90) calendar days prior the expiration of the Initial Term or then-current Renewal Term or this IP Agreement is otherwise terminated pursuant to clause 9.2 below (the Initial Term and any Renewal Terms, the “Term”).

9.2	Termination

This IP Agreement may be terminated upon the occurrence of any of the following events:

9.2.1	Company may terminate this IP Agreement for any reason by giving nine (9) months’ prior written notice to NV; provided that Company may not send any notice terminating this IP Agreement pursuant to this clause 9.2.1 prior to two and a half (2.5) years from the Effective Date, it being understood that Company’s obligations to pay the Royalty Fees set forth in clause 5.2 shall survive any such termination for convenience in accordance with clause 5.3).

9.2.2	This IP Agreement shall terminate automatically upon termination of the Joint Venture Agreement.

9.2.3	Either Party may terminate this IP Agreement in the event the other Party is in material breach of any of its obligations under this IP Agreement and either that breach is not capable of remedy or, if the breach is capable of remedy, the breaching Party has failed to remedy such breach within sixty (60) days (unless a shorter remedy period applies hereunder) after receiving written notice requiring it to remedy the relevant breach; provided that, no event of default shall be deemed to have occurred hereunder if such breach cannot reasonably be remedied within such sixty (60) day period and the breaching Party has commenced and is diligently pursuing such remedy within such sixty (60) day period, in which case the breaching Party shall have an additional period of time (not to exceed one hundred and twenty (120) days after receipt of written notice of such default) to remedy such default and the non-breaching Party may not terminate this IP Agreement during such period.

9.2.4	Notwithstanding clause 9.2.3, NV may terminate this IP Agreement if Company fails to pay any undisputed amounts due under this IP Agreement within thirty (30) Business Days of written demand by Formal Notice to Company for such payment or Company fails to pay any disputed amount within thirty (30) Business Days of such disputed payments being agreed.

9.2.5	NV may terminate this IP Agreement if NV Abandons (as defined in the relevant Project Document) the provision of services under the Project Documents and NV has failed to remedy such Abandonment within forty-five (45) days after receiving written notice requiring it to remedy such Abandonment.

9.2.6	Company may terminate this IP Agreement if there is an NV Change of Control (as defined in the Joint Venture Agreement).

9.2.7	Either Party may terminate this IP Agreement with immediate effect by written notice to the defaulting Party if:

(a)	the defaulting Party is unable to pay its debts as they fall due or an order is made or a resolution passed for the administration, winding-up or dissolution of the defaulting Party (other than for the purposes of a solvent amalgamation or reconstruction) or an administrative or other receiver, manager, liquidator, administrator, trustee or similar officer is appointed over all or any substantial part of the assets of the defaulting Party; or

(b)	the defaulting Party enters into or into or proposes any composition or arrangement with its creditors generally or anything analogous to the foregoing occurs.

9.3	Effect of Termination

9.3.1	Upon termination or expiration of this IP Agreement, all rights and obligations of the Parties under this IP Agreement immediately cease (including, for the avoidance of doubt, any license grants, including the licenses granted under clauses 2.1 and 2.2); provided that:

(a)	the provisions surviving pursuant to clause 9.5 shall continue; and

(b)	Company may continue to use the NV Trademarks for the Transition Period set forth in and otherwise in accordance with clause 9.3.6.

9.3.2	Notwithstanding anything to the contrary herein, other than in the event of termination by NV pursuant to clause 9.2.3, 9.2.4 or 9.2.7 whereby the Parties shall meet in good faith to discuss the terms of a separate license agreement, Company will retain a non-exclusive, non-sublicensable, non-transferable, royalty-bearing (for so long as the Royalty Term is still in effect, after which such license shall become royalty-free and fully paid-up) license to the NV Technology, NV Patents, NV Know-How and NV Data then existing at the effective date of termination of this IP Agreement for the Purpose; provided that the foregoing license shall automatically terminate immediately in the event Company uses the NV Patents, NV Technology, NV Know-How and NV Data in any manner that:

(a)	materially breaches the terms and conditions of the license set forth in this clause 9.3.2 and either that breach is not capable of remedy or, if the breach is capable of remedy, Company has failed to remedy such breach within sixty (60) days (unless a shorter remedy period applies hereunder) after receiving written notice requiring it to remedy the relevant breach; provided that, no event of default shall be deemed to have occurred hereunder if such breach cannot reasonably be remedied within such sixty (60) day period and Company has commenced and is diligently pursuing such remedy within such sixty (60) day period, in which case Company shall have an additional period of time (not to exceed one hundred and twenty (120) days after receipt of written notice of such default) to remedy such default and NV may not terminate this IP Agreement during such period;

(b)	violates Applicable Law or violates any applicable consents from any data subjects.

9.3.3	Following expiration or earlier termination of this IP Agreement, the Parties shall discuss in good faith the terms of an agreement pursuant to which Company shall obtain a license grant to the NV Variant List following the Term.

9.3.4	On any termination of this IP Agreement for any reason by Company or expiration of the Term:

(a)	NV shall as soon as reasonably practicable return, delete or destroy (as directed in writing by the other Company) all Company Data and other materials or information provided to NV by Company in connection with this IP Agreement or under any Project Document including materials containing or based on Company’s Confidential Information, subject to the confidentiality obligations in clause 7; and

(b)	NV shall as soon as reasonably practicable ensure that all Company Data and that has been used or accessed by NV (excluding any NV Derived Data) is deleted from any IT system of NV or its Affiliates. and any electronic data shall be considered deleted, for the purpose of this clause 9.3.4 where it has been put beyond use by NV or its Affiliates;

provided that if NV is required by any Applicable Law or Governmental Authority or Regulatory Authority to retain any data, documents or materials that it would otherwise be required to return or destroy under clause 9.3.4, it shall notify Company in writing of that retention, giving details of the documents or materials that it must retain and NV shall not be in breach of clause 9.3.4 with respect to the retained data, documents or materials, however, clause 7 shall continue to apply to such data, documents and materials.

In the event the Parties wish to enter into any further research and/or collaborations in respect of Company Data that has been retained by NV pursuant to this clause 9.3.4, the Parties shall enter into good faith discussions with respect to a separate license agreement.

9.3.5	Where there is a termination of only certain services under a Project Document (and not the IP Agreement as a whole) clause 9.3.4 shall still apply but only to the extent applicable to the terminated service.

9.3.6	Upon expiration or termination of the Initial Term, Company shall, and shall cause its Affiliates and any sublicensees to, as soon as practicable (but in no event more than six (6) months) following expiration or termination of the Initial Term (the “Transition Period”) cease any and all use of the NV Trademarks or any derivation thereof in any form, including by removing the NV Trademarks from any and all assets, inventories, advertisements, communications, website content, other internet or electronic communication vehicles and other documents and materials of Company, its Affiliates and its sublicensees and making any and all filings necessary to remove any NV Trademarks (including any Composite Marks) from Company’s Corporate Identity (it being understood that Company shall promptly change its Corporate Identity to not use any Composite Marks or any other NV Trademarks).

9.3.7	Company agrees and hereby specifically consents to NV obtaining a decree of a court having jurisdiction over Company, its Affiliates or any of its sublicensees to enforce the provisions of this clause 9.3, in addition to any other remedy to which it may be entitled by Applicable Law.

9.4	Bankruptcy

The Parties agree that Company, as a licensee of such rights under this IP Agreement, will retain and may fully exercise all of its rights and elections under Applicable Law, including the right to preserve and enforce the licensee benefits set forth in this IP Agreement. NV agrees to notify Company in the event of any insolvency or bankruptcy event that might affect the rights granted to Company’s rights hereunder, with the intent to provide notice so that Company would have an opportunity to object to any transfer in bankruptcy that might lead to the rejection of any pre-existing licenses. Without limiting the foregoing, the Parties agree that Company may assert without objection from NV that this IP Agreement is not vulnerable to rejection under bankruptcy laws and that, if rejected, such rejection shall not result in termination of the IP Agreement or a similar result or effect. All rights, powers and remedies of Company, as a licensee hereunder, provided herein by NV are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at law or in equity in the event of the commencement of a bankruptcy case by or against NV.

9.5	Survival

Upon expiration or termination of this IP Agreement, the terms of clauses 2.5, 4.1, 4.2, 4.3, 5.2, 5.3, 5.4 (solely to the extent the Royalty Term has not yet expired), 5.5, 7, 8.3, 8.4, 9.3, 9.4, 9.5, 11-22 and 24 and any definitions necessary to construe any of the forgoing provisions, shall survive the termination of this IP Agreement.

10.	GOVERNMENTAL COMPLIANCE

10.1	Compliance with Applicable Laws

Each Party warrants that it shall comply with any Applicable Law related to the subject matter of this IP Agreement that are applicable to such Party.

10.2	Responsibility for Compliance

Each Party shall (except as otherwise set forth in other written agreements entered into between the Parties) be, as to its own activities, responsible for compliance with Applicable Law with respect to any sale, manufacture or other use involving any Technology, including any NV Technology, and any associated Intellectual Property Rights therein, including, without limitation, any Applicable Export Control or Economic Sanctions Programs.

10.3	Costs

Except as otherwise provided in this IP Agreement, each Party shall be responsible for any and all of its expenses, costs, fees, duties and/or Taxes necessary to comply with Applicable Law in connection with the subject matter of this IP Agreement.

11.	Notices

11.1	Any communication to be given in connection with this IP Agreement shall be in writing and, if such communication is a Formal Notice, shall either be delivered by hand or courier to a Party’s registered office (or such other address as a Party may notify the other Party for such purpose) or by e-mail as follows:

to NV at: CENTOGENE N.V. Am Strande 7, 18055 Rostock, Germany	to Company at: GENOMICS INNOVATIONS COMPANY LIMITED Building No. 3936, 6651 Al Nakheel District, Postal Code 12382, RGNB3936, Riyadh, Kingdom of Saudi Arabia

Marked for the attention of: Chief Legal Officer email: [***]	Marked for the attention of: [***] email: [***]

With a copy, which shall not constitute notice, to: [***]

And with a copy, which shall not constitute notice, to: Chief Financial Officer email: [***]

11.2	A communication sent according to clause 11.1 shall be deemed to have been received:

11.2.1	if delivered by hand, on written acknowledgment or receipt by an officer or an employee of the receiving Party;

11.2.2	if delivered by courier, on production of evidence from the relevant courier that the notice was successfully delivered; or

11.2.3	if by e-mail, upon transmission to the correct e-mail address as specified, provided that a hard copy is sent by post as soon as reasonably practicable thereafter to the address set out in clause 11.1.

11.3	If, under the preceding provisions of clause 11.2, a communication would otherwise be deemed to have been received outside normal business hours in the place of receipt, being 9:00 a.m. to 4:00 p.m. on a Business Day, it shall be deemed to have been received at 9:00 a.m. on the next Business Day.

11.4	A Party may notify the other Party of a change to its name or address or e-mail address for the purposes of clause 11.1; provided that such notification shall only be effective on:

11.4.1	the date specified in the notification as the date on which the change is to take place; or

11.4.2	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is deemed to have been served, the date falling five (5) Business Days after notice of any such change is deemed to have been given.

12.	Further Assurances

12.1	Each Party agrees that it shall execute and perform all such deeds, documents, assurances, acts and things and exercise all powers and rights available to it, reasonably required to implement the terms of this IP Agreement.

12.2	Save as otherwise provided in this IP Agreement, nothing in this clause 12 shall require, or be construed to require, any Party to agree to:

12.2.1	sell, hold, divest, discontinue or limit any assets, businesses or interests;

12.2.2	any conditions relating to, or changes or restrictions in, the operations of their assets, businesses or interests;

12.2.3	any conditions relating to, or changes or restrictions in, the operations of the assets, businesses or interests of either Party which could reasonably be expected to materially and adversely impact the economic or business benefits to such Party of the transactions contemplated by this IP Agreement; or

12.2.4	any material modification or waiver of the terms and conditions of this IP Agreement.

13.	Announcements

Other than as required under Applicable Law, neither Party shall issue any announcement or communication concerning the rights and obligations contemplated by this IP Agreement without the prior consent in writing of the other Party.

14.	Language

14.1	This IP Agreement shall be executed in English.

14.2	Any notice (including a Formal Notice) given in connection with this IP Agreement must be in English.

14.3	Any other document provided by a Party in connection with this IP Agreement must be in English.

15.	Assignment and Subcontracting

15.1	Neither Party is permitted to assign, sub-license, create a charge over or otherwise Dispose of any of its rights or subcontract, transfer or otherwise Dispose of any of its obligations under this IP

Agreement without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed); provided that either Party is permitted to assign, sub-license, create a charge over or otherwise Dispose of any of its rights or transfer or otherwise Dispose of any of its obligations under this IP Agreement:

15.1.1	to any Affiliate; or

15.1.2	in relation to its right to receive payment under this IP Agreement, as collateral to any financial institution providing financing to such Party or any of such Party’s Affiliates,

in each case without the prior written consent of the other Party.

16.	No Partnership or Agency

16.1	Nothing in this IP Agreement shall be deemed to constitute a partnership between or among any of the Parties, nor constitute any Party constituting or becoming in any way the agent of any other Party for any purpose.

16.2	Unless specifically authorized in writing by a Party or as otherwise set forth herein, no other Party shall have any authority to incur an expenditure in the name or for the account of such Party or hold itself out in any way as having authority to bind such Party.

17.	Costs and Taxes

Except as otherwise set forth in this IP Agreement, each Party shall pay the costs and expenses, including any Tax, incurred by it in connection with the preparation, review, negotiation and execution of this IP Agreement.

18.	Waiver and Variation

18.1	A failure or delay by a Party to exercise any right or remedy provided under this IP Agreement, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this IP Agreement, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

18.2	A waiver of any right or remedy under this IP Agreement shall only be effective if given in writing and signed by the Party against whom the waiver would be enforced and shall not be deemed a waiver of any subsequent breach or default.

18.3	No variation or amendment of this IP Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to this IP Agreement. Unless expressly agreed in writing, no variation or amendment shall constitute a general waiver of any other provision of this IP Agreement, nor shall it affect any rights or obligations under or pursuant to this IP Agreement which have already accrued up to the date of variation or amendment, and the rights and obligations under or pursuant to this IP Agreement shall remain in full force and effect, except and only to the extent that they are varied or amended in accordance with this clause 18.

19.	Severability

Where any provision of this IP Agreement is or becomes illegal, invalid or unenforceable in any respect, then such provision shall be deemed to be severed from this IP Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Parties under this IP Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this IP Agreement.

20.	Third Party Rights

20.1	A person who is not a party to this IP Agreement shall not have any right to enforce any term of this IP Agreement.

20.2	The rights of the Parties to terminate, rescind or agree to any variation, waiver or settlement under this IP Agreement is not subject to the consent of any person that is not a party to this IP Agreement.

21.	specific performance

Each Party acknowledges that a breach or threatened breach by such Party of its obligations under this IP Agreement would give rise to irreparable harm to the other Party for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, the other Party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach or threatened breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond) to prevent such breach or to enforce specifically the performance of the terms of this IP Agreement.

22.	Governing Law and Jurisdiction

22.1	Governing Law

This IP Agreement shall be governed and construed in accordance with the laws of the Kingdom.

22.2	Jurisdiction

22.2.1	In the event of any dispute, difference, claim, controversy or question between Company and NV, directly or indirectly arising at any time under, out of, in connection with or in relation to this IP Agreement (or the subject matter of this IP Agreement) or any term, condition or provision hereof, including any of the same relating to the existence, validity, interpretation, construction, performance, enforcement and termination of this IP Agreement (a “Dispute”), Company and NV shall first endeavor to settle such Dispute by good faith negotiation. The Parties agree, save as otherwise agreed in writing by Company and NV, that the negotiations shall not exceed three (3) months from the date of the start of such negotiations.

22.2.2	Notwithstanding the provisions of clause 22.2.1 above, any Dispute arising out of, or in connection with, this IP Agreement shall be finally administered by the Saudi Centre for Commercial Arbitration (“SCCA”) in accordance with its Arbitration Rules. The arbitration shall be conducted by an arbitration tribunal consisting of three (3) independent arbitrators, none of whom shall have any relationship or competitive interests with any of the Parties or any of their Affiliates. Company shall appoint one (1) arbitrator, NV shall appoint one (1) arbitrator and the SCCA shall appoint one (1) arbitrator. The arbitration shall take place in the English language and the seat shall be at the SCCA, in Riyadh, the Kingdom. Judgment for any award rendered may be entered in any court having jurisdiction or an application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be. Nothing in this clause shall preclude any Party from seeking provisional measures to secure its rights from any court having jurisdiction or where any assets of the other Party may be found. The arbitration proceedings contemplated by this clause and the content of any award rendered in connection with such proceeding shall be kept confidential by the Parties.

23.	Force Majeure

23.1	Neither Party shall be liable for failure or delay in performing any of its obligations (other than any payment obligations) under or pursuant to this IP Agreement if such failure or delay is due to any cause whatsoever outside its reasonable control and which by the exercise of due diligence such Party is unable to prevent or overcome, including:

23.1.1	acts of God;

23.1.2	flood, fire, earthquake or explosion;

23.1.3	war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest;

23.1.4	Applicable Law;

23.1.5	government actions, embargoes, sanctions or blockades in effect on or after the date of this IP Agreement;

23.1.6	action by any Governmental Authority or Regulator (including regulatory changes); provided that the Party relying on the government act or omission as a reason for delay in performance did not, directly or indirectly, procure or induce such government act or omission;

23.1.7	national emergency;

23.1.8	pandemics or epidemics; and

23.1.9	strikes, labour stoppages, or other industrial disturbances

(each a “Force Majeure Event”) and the affected Party shall be relieved from its liability hereunder during the period of such Force Majeure Event and the other Party may terminate this IP Agreement in accordance with clause 9.2 if such Force Majeure Event continues for more than one hundred and eighty (180) days.

23.2	The affected Party shall, in any event, use reasonable endeavours to avoid or mitigate the effect of such events so as to recommence performance of their obligations as soon as reasonably possible following the Force Majeure Event no longer applying.

24.	Entire Agreement

24.1	This IP Agreement and the Project Documents set out the entire agreement and understanding between the Parties in respect of the subject matter of this IP Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.

24.2	Each Party acknowledges that it is not relying on, and shall have no remedies in respect of, any undertakings, representations, warranties, promises or assurances (whether made innocently or negligently) that are not set forth in this IP Agreement.

25.	Counterparts

This IP Agreement (and any amendment agreed to pursuant to clause 18.3) may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, this IP Agreement has been executed by the Parties by their duly authorized representatives on the Effective Date.

Signed by Kim Stratton for and on behalf of CENTOGENE N.V.	) ) )	/s/ Kim Stratton
Signed by Miguel Coego for and on behalf of CENTOGENE N.V.	) ) ) ) ) )	/s/ Miguel Coego
Signed by Jeremy Panacheril for and on behalf of GENOMICS INNOVATIONS COMPANY LIMITED	) ) ) ) )	/s/ Jeremy Panacheril

SCHEDULE 1

PART 1 - DEFINITIONS

In this IP Agreement:

“ABC Laws” means all laws and regulations applicable to the Parties and this IP Agreement, that relates to bribery or corruption or money laundering, including (without limitation):

(a)	the Saudi Arabian Anti-Bribery Law promulgated by royal decree number M/36 dated 26/12/1412H (corresponding to 27 June 1992) and the Saudi Arabian Anti-Money Laundering Law promulgated by royal decree number M/20 dated 5/2/1439H (corresponding to 25 October 2017);

(b)	the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder; and

(c)	the UK Bribery Act 2010, as each may be amended or re-enacted from time to time;

“Accredited” means the CAP Laboratory Accreditation from the College of American Pathologists and the Clinical Laboratory Improvement Amendments certification or, in the event Company is unable to obtain such accreditation or certification, as applicable, due to regulatory changes arising after the Effective Date, an equivalent internationally recognized accreditation or certification, as applicable, as mutually agreed by the Board of Directors, and “Accredited” shall be construed accordingly;

“Acknowledgment and Undertaking” means the acknowledgment and undertaking attached hereto as Schedule 5 (Acknowledgement and Undertaking) that shall be executed by a NV Secondee prior to the commencement of any secondment pursuant to the Consultancy Agreement;

“Affiliate” means any person, now or in the future, directly controlling, controlled by or under direct or indirect common control of a Party. For the avoidance of doubt, for purposes of this IP Agreement when used in connection with Company, the term “Affiliate” will not include NV and when used in connection with NV, the term “Affiliate” will not include Company. For the purposes of this definition, “control” (including the terms “controlling”, “controlled by” and “under common control”), means in relation to any Person (being the “Controlled Person”), being:

(a)	entitled to exercise, or control the exercise of (directly or indirectly) more than fifty percent (50%) of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) in respect of all or substantially all matters falling to be decided by resolution or meeting of such Persons;

(b)	entitled to appoint or remove:

(i)	directors on the Controlled Person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than fifty percent (50%) of the voting power at meetings of that board or governing body in respect of all or substantially all matters;

(ii)	any managing member of such Controlled Person; and/or

(iii)	in the case of a limited partnership, its general partner; or

(c)	entitled to exercise a dominant influence over the Controlled Person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents or pursuant to an agreement with other shareholders, partners or members of the Controlled Person;

“Applicable Data Protection Laws” means any and all laws, statutes, rules and regulations r the privacy, security, protection, access, collection, storage, transmission, disclosure, exchange or other processing of Personal Data, including, but not limited to: the General Data Protection Regulation (EU) 2016/679 (“GDPR”), the German Federal Data Protection Act (Bundesdatenschutzgesetz), the provisions of the German Genetic Diagnostics Act (Gendiagnostikgesetz), the Kingdom National Data Management Office’s Interim Regulations on Personal Data Protection, the Kingdom Ministry of Health’s Guidelines for Informed Consent, and the Kingdom Personal Data Protection Law (issued pursuant to Royal Decree M/19 of 9/2/1443H (corresponding to 16 September 2021), and any relevant implementing regulations issued pursuant to the Kingdom Personal Data Protection Law (“KSA PDPL”)), in each case as amended or updated from time to time;

“Applicable Export Control” or “Economic Sanctions Programs” means all applicable national and international export controls, sanctions laws, regulations and programs;

“Applicable Law” means any of the following, to the extent that it applies to a Party:

(a)	any laws, statute, directive, order, enactment, regulation, bylaw, ordinance or subordinate legislation in force from time to time, but subject to any written waivers granted by any Governmental Authority;

(b)	any binding court order, judgment or decree;

(c)	any applicable industry code, policy or standard enforceable by law;

(d)	any applicable direction, statement of practice, policy, rule or order that is set out by a Regulatory Authority, that is binding on the Parties; and

(e)	the ABC Laws, Applicable Data Protection Laws and the Applicable Export Control or Economic Sanctions Programs;

“Board of Directors” means the Board of Directors of Company from time to time;

“Business” has the meaning given to this term in the Joint Venture Agreement;

“Business Day” means any day other than a Friday, Saturday or public holiday in KSA or Germany;

“Business Materials” means signs, business cards, invoices, letterhead, agreements and other commercial documents;

“Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1; provided, however, that the last Calendar Quarter of the Term shall end upon the expiration or termination of this IP Agreement;

“Claim” means any claims, demands, suits, proceedings or actions by any Governmental Authority, Regulatory Authority or a Third Party (in either case, not being connected to or related to the relevant Indemnitee);

“Company” has the meaning given to this term in the preamble of this IP Agreement;

“Company Background IPR” means any and all Intellectual Property Rights, Technology and data owned or Controlled by Company or any of its Affiliates:

(a)	in existence as of immediately prior to the Effective Date; or

(b)	arising during the Term but independently from this IP Agreement and the other Project Documents;

“Company Data” means all rights, title and interest in and to any samples, data or information that is:

(a)	exclusively related to the Business or Company’s customers that is provided to, held or obtained by NV or any of its Affiliates pursuant to the Consultancy Agreement or Laboratory Services Agreement during the term of such agreements;

(b)	created, generated, collected or processed by NV or its Affiliates for Company in the performance of its services under the Consultancy Agreement and Laboratory Services Agreement during the term of such agreements subject to and in accordance with patient consents and Applicable Law, including reports and other results and output of such services; or

(c)	material findings, results and derivatives (excluding any NV Derived Data) from any of the items described in clause (a) and (b) above;

“Company Derived Data” means Derived Data that is Manipulated by Company or its Affiliates;

“Company Indemnitee” has the meaning given to this term in clause 8.3.1 of this IP Agreement;

“Company IPR” means all Intellectual Property Rights that are owned or Controlled by Company or to which Company otherwise has legal rights, including, but not limited to, Company Background IPR, Company Data and New Company IPR;

“Composite Mark” has the meaning in clause 2.7 of Schedule 2 (NV Trademarks);

“Confidential Information” means information that is marked, designated, or otherwise identified as ‘confidential’ or which by its nature is clearly confidential. Confidential Information includes any Personal Data and information concerning the technology, technical processes, samples, studies, findings, inventions, ideas, business processes, procedures, business affairs, financial affairs and finance of Company and its Affiliates or NV and its Affiliates, as the case may be; provided, that Company’s or NV’s security procedures are also included within the definition of Confidential Information. Confidential Information may take the form of documents, technical specifications, unpublished Patent specifications, data, drawings, plans, processes, photographs, databases, computer software in disk, cassette, tape or electronic form and data storage or memory in, and items of, computer hardware; or oral descriptions, demonstrations or observations, and Confidential Information includes (without limitation) information which is supplied to, stored by, processed or marked for destruction by, NV to Company, or by Company to NV under this IP Agreement, including all Company IPR and NV IPR;

“Consultancy Agreement” has the meaning given to this term in the preamble of this IP Agreement;

“Control” or “Controlled” means with respect to any Patents, Know-How, materials, information or any other Intellectual Property Rights, the legal authority or right (whether by ownership, license or otherwise but without taking into account any rights granted by one Party to the other Party pursuant to this IP Agreement) of a Party to grant access, a license or a sublicense of or under such, Patents, Know-How, materials, information or other Intellectual Property Rights to the other Party, or to otherwise disclose proprietary or trade secret information to such other Party without:

(a)	violating the terms of any agreement or other arrangement with any Third Party in existence as of the time such Party or its Affiliate would be required hereunder to grant such license, sublicense, or right of access and use; or

(b)	incurring any additional payment obligations to any Third Party for which such other Party has not agreed to reimburse such Party pursuant to the Project Document;

“Corporate Identity” means any business or corporate entity name, trade name or other business or corporate identifier (e.g., “d/b/a”);

“Derived Data” means any data (wholly or in part) Manipulated to such a degree that:

(a)	is anonymized and cannot be identified as originating or deriving directly from the data or services provided pursuant to any Project Documents;

(b)	cannot be used to identify a natural person;

(c)	cannot be reverse-engineered such that it can be so identified; and

(d)	is not capable of use substantially as a substitute for the data or the results of the Testing Services (as defined in the Laboratory Services Agreement);

“Dispose” means to:

(a)	sell, assign, transfer or otherwise dispose of it

(b)	create or permit to subsist any Encumbrance over it;

(c)	direct (by way of renunciation or otherwise) that another person should, or assign any right to, receive it;

(d)	enter into any agreement in respect of the votes or any economic or other rights attached to it; or

(e)	agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing;

“Dispute” has the meaning given to this term in clause 22.2.1 of this IP Agreement;

“Effective Date” has the meaning given to this term in the preamble of this IP Agreement;

“Encumber” means creating or allowing to exist or agreeing to create or agreeing to allow to exist any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or any other security interest of any kind, including title retention arrangements;

“Encumbrance” has the meaning correlative to Encumber herein;

“Force Majeure Event” has the meaning given to this term in clause 23.1 of this IP Agreement;

“Formal Notices” means:

(a)	notices invoking, or relating to, Dispute resolution or any litigation between the Parties;

(b)	notices given in connection with a Force Majeure Event pursuant to clause 23 of this IP Agreement;

(c)	a change to the contact details specified in clause 11.1 of this IP Agreement; or

(d)	any other notices stated in this IP Agreement to be a Formal Notice;

“GCC” means the Cooperation Council for the Arab States of the Gulf, consisting of the Kingdom, the Kingdom of Bahrain, State of Kuwait, State of Qatar, The United Arab Emirates and the Sultanate of Oman;

“Governmental Authority” means any federal, emirate, state, provincial or municipal government or political subdivision thereof, a governmental or quasi-governmental ministry, legislative body, agency, authority, board, bureau, commission, government-controlled corporation or entity, department, instrumentality or public body, or any court, administrative tribunal or public utility that has jurisdiction over the Party or matter in question;

“Improvement” means any update, upgrade, modification, enhancement, variation or improvement to Technology, including any and all manufacturing and engineering developments;

“Indemnified Losses” means:

(a)	any amounts awarded by a court or tribunal of competent jurisdiction or arbitrator to a Third Party;

(b)	any amounts paid in settlement to a Third Party;

(b)	any interest awarded by a court of competent jurisdiction or arbitrator in respect of the above; and

(c)	reasonable costs of investigation, litigation, settlement and external legal fees (on a solicitor-client basis) and disbursements and administrative costs directly incurred by the Indemnitee in respect of a Claim;

“Indemnitee” means a Party relying on an indemnity pursuant to this IP Agreement;

“Initial Term” has the meaning given to this term in clause 9.1 of this IP Agreement;

“Intellectual Property Rights” or “IPR” means all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world:

(a)	rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and other similar works;

(b)	trade secret rights and Know-How;

(c)	Patents, Technology, and other industrial property rights;

(d)	other proprietary rights in intellectual property; and

(e)	rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (a) through (d) above;

“IP Agreement” has the meaning given to this term in the preamble of this IP Agreement;

“Joint IPR” has the meaning given to this term in clause 4.1.2(d) of this IP Agreement;

“Joint Venture Agreement” or “JV Agreement” has the meaning given to this term in the preamble of this IP Agreement;

“Kingdom” or “KSA” means the Kingdom of Saudi Arabia;

“Know-How” means know-how, trade secrets, technical data, unpatented inventions, and commercial information and techniques in any form (including paper, electronically stored data, magnetic media, film and microfilm) including, without limitation, drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions and lists and particulars of suppliers;

“KSA Biodatabank” means national KSA data registries, biodatabank, and genetic data including in relation to rare and neurodegenerative diseases that is Controlled by Company;

“KSA Facility” means the facility for the establishment and maintenance of the KSA Lab and the KSA Biodatabank;

“KSA Lab” means a laboratory facility to be located in Riyadh, the Kingdom, and operated in accordance with Applicable Law with the intention that it becomes an Accredited, globally recognized, commercially driven genomics wet and dry lab;

“Laboratory Services Agreement” has the meaning given to this term in the preamble of this IP Agreement;

“Licensed Party” means a Party in its capacity as licensee under the licenses granted under clause 2.1 or clause 2.2;

“Licensing Party” means a Party in its capacity as licensor under the licenses granted under clause 2.1 or clause 2.2;

“Losses” means all Claims (whether or not successful, compromised or settled), actions, proceedings, liabilities, demands, judgments (asserted or established in any jurisdiction) and any and all losses, damages (including interest), any amounts paid in settlement (including interest) of a Claim, costs, expenses (including reasonable legal, investigative, administrative or professional costs and expenses incurred in disputing or defending any of the foregoing), Taxes, fines or penalties;

“Manipulate” means to combine or aggregate the data (wholly or in part) with other data or information or to adapt the data (wholly or in part);

“Material Opportunity” means the opportunity to enter into any agreement in any Other GCC Member State for the provision of services related to the Business with prospective clients or government entities, the value of which exceeds five million Saudi Arabian Riyals (SAR 5,000,000.00);

“Net Revenue” means the net revenue of Company, after deduction of reasonable and customary customer discounts or allowances, as calculated in accordance with generally accepted accounting principles consistently applied;

“New Company IPR” has the meaning given to this term in clause 4.1.2(b) of this IP Agreement;

“New IPR” means all Intellectual Property Rights, Derived Data, Improvements, discoveries and inventions, patentable or otherwise, that are first invented, conceived, developed, generated, or made by or on behalf of either Party, their employees and contractors in the course of activities conducted pursuant to any of the Project Documents;

“New NV IPR” has the meaning given to this term in clause 4.1.2(a) of this IP Agreement;

“NV” has the meaning given to this term in the preamble of this IP Agreement;

“NV Background IPR” means any and all Intellectual Property Rights, Technology and data owned or Controlled by NV or any of its Affiliates:

(a)	in existence as of immediately prior to the Effective Date; or

(b)	arising during the Term but independently from this IP Agreement and the other Project Documents;

“NV Data” means:

(a)	anonymized data owned or Controlled by NV as of the Effective Date relating to KSA individuals who have signed applicable consents allowing such data to be shared with Company (“NV KSA Data”); and

(b)	at any given time during the Term, the curated classified variant list Controlled by NV and used by NV for diagnostics at such time (the “NV Variant List”);

“NV Derived Data” means Derived Data that is Manipulated by NV or its Affiliates;

“NV Facility” has the meaning given to this term in the recitals of this IP Agreement;

“NV Indemnitee” has the meaning given to this term in clause 8.3.2 of this IP Agreement;

“NV IPR” means all the NV Technology, NV Patents, NV Know-How, NV Data, New NV IPR and NV Trademarks;

“NV Know-How” means any Know-How owned or Controlled by NV as of the Effective Date that is necessary for Company to operate the KSA Facility or receive the benefit of the Project Documents or is otherwise provided to Company by NV pursuant to any of the Project Documents;

“NV Patents” means any Patents owned or Controlled by NV as of the Effective Date that is necessary for Company to operate the KSA Facility or receive the benefit of the Project Documents;

“NV Secondees” has the meaning given to this term in clause 4.1.2(b) of this IP Agreement;

“NV Technology” means any Technology owned or Controlled by NV as of the Effective Date that is necessary for Company to operate the KSA Facility or receive the benefit of the Project Documents;

“NV Trademarks” means the Trademarks listed in Schedule 2 (NV Trademarks) and, subject to clause 2.7 of Schedule 2 (NV Trademarks), any and all Composite Marks;

“Other GCC Member State” means each member state of the GCC, excluding KSA;

“Party” or “Parties” has the meaning given to it in the preamble of this IP Agreement;

“Patents” means patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional, and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), patent or invention disclosures, registrations, applications for registrations, and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing;

“Person” means any individual, corporation, sole proprietorship, limited liability company, partnership, joint venture, association, joint stock company, fund, trust, unincorporated organization or Governmental Authority;

“Personal Data” has the meaning given to it in Applicable Data Protection Laws;

“Project Documents” means, collectively, this IP Agreement, the Joint Venture Agreement, the Laboratory Services Agreement and the Consultancy Agreement;

“Promotional Material” means any and all material used in the promotion of, or otherwise in connection with the Purpose (whether written or recorded in any medium) as permitted in this IP Agreement, and includes artwork, advertising materials (irrespective of the medium in which they are recorded), display materials, brochures, videos, broadcasts, and posters (including any internet or web-based materials);

“Provider” has the meaning given to this term in clause 7.1 of this IP Agreement;

“Purpose” has the meaning in clause 2.1.1(a) of this IP Agreement;

“Recipient” has the meaning given to this term in clause 7.1 of this IP Agreement;

“Regulator” or “Regulatory Authority” means any national, regional, state or local regulatory agency, department, bureau, commission, council or other Governmental Authority whose review and/or approval is necessary for performing clinical and/or laboratory services in the applicable regulatory jurisdiction and granting regulatory approvals or having regulatory or supervisory authority over a Party or a Party’s assets, resources or business;

“Renewal Term” has the meaning given to this term in clause 9.1 of this IP Agreement;

“Royalty Fee” has the meaning given to this term in clause 5.2 of this IP Agreement;

“Royalty Term” has the meaning given to this term in clause 5.3 of this IP Agreement;

“SCCA” has the meaning given to this term in clause 22.2.2 of this IP Agreement;

“Tax” means all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or other liabilities in the nature of taxation wherever chargeable and whether of KSA or any other jurisdiction (including, for the avoidance of doubt, social security contributions in KSA and Germany and corresponding obligations elsewhere) and any penalty, fine, surcharge, interest, charges or costs relating to it or them;

“Tax Credit” means a credit against, relief or remission for, or repayment of, any Tax;

“Tax Deduction” means any amount which Company is required by Applicable Law to deduct or withhold on account of Tax from any payment by Company to NV (or a relevant Affiliate) in respect of any payments made under this IP Agreement;

“Technology” means all proprietary information, both business and technical, tangible and intangible, including inventions and discoveries (whether patented, patentable or not), algorithms, business rules, routines, processes, devices, prototypes, schematics, test methodologies, software, systems, original works of authorship, documents, data and Know-How;

“Term” has the meaning given to this term in clause 9.1 of this IP Agreement;

“Third Party” means any individual, partnership, joint venture, corporation or other legal entity that is not a Party or an Affiliate;

“Third Party IPR” has the meaning given to this term in clause 2.4 of this IP Agreement;

“Trademark” means any and all trademarks, service marks, trade names, service names, brand names, trade dress, logos, certifications, accounts, corporate names and any and all other indications of origin (whether or not registered), including any and all goodwill associated therewith, and any and all applications, registrations and renewals in connection therewith;

“Transition Period” has the meaning given to this term in clause 9.3.6 of this IP Agreement;

“VAT” means:

(a)	any Tax imposed in relation to the Unified Agreement for Value Added Tax for the GCC;

(b)	any other Tax of a similar nature, imposed in a member state of the GCC; or

(c)	any other similar Taxes imposed anywhere in the world; and

“Willful Misconduct” means conduct that is unreasonable, deliberate and carried out by a Party in the knowledge that it will result in significant injury or damage to the other Party.

PART 2 - INTERPRETATION

In this IP Agreement:

(a)	any reference to “Schedule” or “Annex”, unless the context otherwise requires, is a reference to the relevant schedule or annex of and to this IP Agreement, and any reference to a “clause”, “section” or “paragraph”, unless the context otherwise requires, is a reference to a clause in this IP Agreement, a section or paragraph in the relevant Schedule and a paragraph in the relevant Annex, respectively;

(b)	The clause, section and paragraph headings and the contents page in this IP Agreement are included for convenience purposes only and shall not affect the interpretation of this IP Agreement.

(c)	Unless the context otherwise requires, the words “this IP Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this IP Agreement as a whole and not to a particular clause or other subdivision hereof.

(d)	Whenever the context requires, the words used herein shall include the masculine, feminine, and neuter gender, and the singular and the plural.

(e)	Any reference to a Party or the Parties means a party or the parties to this IP Agreement, including their successors in interest and permitted assigns.

(f)	Any reference to “persons” includes natural persons, companies, corporations, partnerships, limited liability companies, firms, associations, organizations, Governmental Authorities, foundations and trusts (in each case, whether or not having separate legal personality).

(g)	Any reference to a date refers to the Gregorian calendar.

(h)	Any reference to a statute, statutory provision or subordinate legislation shall, except where the context otherwise requires, be construed as referring to such legislation as amended and in force from time to time and to any legislation which re-enacts or consolidates (with or without modification) any such legislation.

(i)	Unless otherwise defined, terms used in the healthcare industry or other relevant business context shall be interpreted in accordance with their generally understood meaning in that industry or business context.

(j)	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(k)	Any reference to “writing” or “written” includes email (but not faxes), save with respect to Formal Notices, where service in accordance with clause 11 is required.

(l)	Any reference to any agreement or other instrument shall, except where expressly provided to the contrary, include any amendment, restatement, amendment and restatement, modification, variation or novation (in whole, or in part) to such agreement or other instrument.

SCHEDULE 2 NV Trademarks

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SCHEDULE 3 Permitted Encumbrances

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SCHEDULE 4 NV IPR Claims

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Schedule 5 Acknowledgement and Undertaking

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